Exhibit 99.1

OPC, a Subsidiary of Kenon Holdings Ltd., Announces Updates on Negotiations Relating to the 20% Interest
in OPC-Rotem not owned by OPC

Singapore, September 26, 2019. Kenon Holdings Ltd.'s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced today updates on negotiations with Veridis Power Plants Ltd. (“Veridis”), which holds a 20% interest in OPC Rotem Ltd. (“OPC-Rotem”). OPC had announced on April 9, 2019 that it was in negotiations with Veridis with a view to acquiring all of Veridis’ interests in OPC-Rotem in exchange for new OPC shares and a new investment in OPC by Veridis. OPC announced today that considering, among other things, regulatory issues which may result from the structure of the proposed transaction, the parties have agreed not to proceed with the proposed transaction structure described in the April 9, 2019 press release, and that the parties are having discussions to examine alternative transactions in connection with Veridis’ holdings in OPC-Rotem.

There is no assurance that the discussions relating to the potential alternative transactions described above will result in a binding agreement or a completed transaction, nor is there any certainty with respect to the final terms of any such transactions.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about negotiations between OPC and Veridis with respect to potential transactions relating to interests owned by Veridis in OPC-Rotem and discussions to examine alternative transactions. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon's forward-looking statements. Such risks include the risk that the potential transactions under discussions are not consummated, the terms of such transaction, if any, are agreed and the risk that if an agreement is entered into, it does not result in a completed transaction, and other risks and factors, including those set forth under the heading "Risk Factors" in Kenon's Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.